Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Financial Group Confirms It Does Not Anticipate
Redeeming Capital Instruments Through the Use of a
Regulatory Capital Event
TORONTO, February 7, 2011 — BMO Financial Group today confirmed that it does not anticipate redeeming any of its outstanding regulatory capital instruments through the use of a regulatory capital event and that the Bank will not be disclosing a regulatory redemption event schedule. Regulatory capital instruments include the Bank’s outstanding preferred shares and subordinated debt, innovative tier 1 capital instruments issued by BMO Capital Trust and BMO Capital Trust II, and innovative tier 2 capital issued by BMO Subordinated Note Trust.
On February 4, 2011, the Office of the Superintendent of Financial Institutions (OSFI) outlined in an Advisory entitled “Treatment of non-qualifying capital instruments” the regulatory capital treatment these instruments will receive as banks adopt Basel III in the coming years. In that Advisory OSFI expects banks to publicly disclose as soon as practicable whether banks expected to exercise a capital redemption due to a regulatory event and to publish a schedule of when those redemptions might occur.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $412 billion as at October 31, 2010, and 38,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, its North American investment and corporate banking division, provides a full suite of financial products and services to BMO’s North American and international clients. In the United States, BMO also serves customers through Chicago-based Harris, which provides personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

For News Media inquiries:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
For Investor Relations inquiries:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Terry Glofcheskie, Toronto, terry.glofcheskie@bmo.com, (416) 867-5452